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February 27, 2014	Dylan W. Sherwood 212-841-5708 Dylan.Sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Monique S. Botkin

Re:	Ashmore Funds

    File Nos. 333-169226; 811-22468

Dear Ms. Botkin:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 18 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which you provided orally via telephone on February 3, 2014. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 20, 2013 relating to Ashmore Emerging Markets Currency Fund and Ashmore Emerging Markets Debt Fund (formerly Ashmore Emerging Markets Sovereign Debt Fund), each a series of the Trust (each a “Fund” and, collectively, the “Funds”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about February 27, 2014 pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS

1.	Comment: Please confirm that each Fund’s “Annual Fund Operating Expenses” table will include a line for Acquired Fund Fees and Expenses if such expenses are more than 1 basis point or, if they do not exceed 1 basis point, that they will be included in the line item Other Expenses.

Response: The Trust hereby provides the requested confirmation.

2.	Comment: For each Fund that has adopted an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (each, a “Name Policy”), with respect to a Fund’s investments in derivatives, please explain supplementally whether the Fund uses the market value or notional value of the derivatives for purposes of determining whether the Fund complies with its Name Policy.

Response: For purposes of determining compliance with a Name Policy, the Funds generally account for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), a Fund may use a different methodology to account for the synthetic exposure for purposes of its Names Policy.

3.	Comment: Please review the Funds’ disclosure to ensure that it accurately describes the types of derivatives the Fund will use as a part of its principal investment strategies as well as the related risks. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govklivisions/investment/guidance/ici073010.pdf).

Response: The referenced disclosures have been reviewed and the Funds respectfully submit that such disclosures are consistent with the referenced letter.

4.	Comment: Please confirm supplementally that the Funds’ Expense Limitation Agreement describes what “certain credits and offset arrangements” refers to.

Response: The Funds’ Expense Limitation Agreement reflects that the credits and offset arrangements excluded from Total Annual Fund Operating Expenses for purposes of the Investment Manager’s contractual fee waiver or reimbursement are “custodial credits, transfer agency credits, and expense offset arrangements.” The applicable footnote to each Fund’s “Annual Fund Operation Expenses” table has also been revised to reflect this.

5.	Comment: The “Principal Investment Strategies” section for the Ashmore Emerging Markets Debt Fund states that the Fund may invest in credit default swaps and/or total return swaps. Please confirm that if the Fund sells credit default swaps and/or total return swaps (writes protection) it will cover the notional value of the security and add applicable disclosure to this section. In connection with this comment, please consider the Commission’s concept release relating to derivatives use by registered investment companies. See Investment Company Act Release No. 29776 (Aug. 31, 2011).

Response: The Fund’s current practice is to earmark liquid assets in an amount equal to the notional value of the Fund’s written total return swap contract positions as segregated against such contracts. The Fund reserves the ability, however, to earmark liquid assets in respect of such positions in any manner and amount that is consistent with applicable law, including Investment Company Act Release No. 10666 (April 18, 1979) and no-action relief or other guidance issued by the Staff. The Fund has not historically written credit default swap contracts, but it would intend to comply with the authorities cited above if it were to write credit default swaps in the future. The Fund respectfully declines to add disclosure to the Fund’s principal investment strategies regarding its practice of earmarking liquid assets against written swap contract positions, but refers the Staff to its Statement of Additional Information in the section “Investment Policies and Strategies—Derivative Instruments” that describes the Trust’s current practices with regard to asset coverage.

6.	Comment: The “Principal Investment Strategies” for Ashmore Emerging Markets Currency Fund states that the Fund normally seeks to maintain a weighted average portfolio duration of between 0 and 3 years. Please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates if the Fund has a weighted average effective duration of 3 years.

Response: The series of the Trust have different duration ranges. Accordingly, the following language has been added to the “Glossary – Duration” section of the Prospectus: “By way of example, the price of a bond fund with a duration of five years generally would be expected to decline approximately 5% if interest rates rose by 1%.”

7.	Comment: In the “Principal Investment Strategies” for Ashmore Emerging Markets Debt Fund, the definition of a Corporate issuer refers to issuers “located in” an Emerging Market Country. Please explain supplementally what “located in” means for purposes of this definition.

Response: The Fund’s definition of a Corporate issuer includes issuers that are domiciled in an Emerging Market Country as well as issuers that derive at least 50% of their revenues or profits from Emerging Market Countries or have at least 50% of their assets in Emerging Market Countries.

8.	Comment: Please confirm supplementally that the information provided in the section titled “Ashmore’s Prior Related Performance Information” complies with the Staff’s guidance in the Nicholas-Applegate no-action letter (pub. Avail. Aug. 6, 1996) with respect to “net of fees” disclosure, or provide authority for disclosing prior related performance gross of fees. In connection with this comment, note that all headings in this section should be consistent with the guidance in the Nicholas-Applegate no-action letter.

Response: The Trust has reviewed the cited letter and believes the presentation of performance for similarly managed accounts managed by the Investment Manager is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. In particular, the Trust notes that the method of calculating the performance shown is prominently disclosed in the fourth paragraph of the section titled “Ashmore’s Prior Related Performance Information.” The Trust has also revised the disclosure and the headings in this section to reiterate that some performance information is presented “Net of Advisory Fees.”

9.	Comment: Please confirm supplementally that “Ashmore’s Prior Related Performance Information” does not exclude other similarly managed accounts managed by the Investment Manager.

Response: The Trust confirms that, to the extent appropriate, other similarly managed accounts managed by the Investment Manager are included in the prior related performance provided in the Prospectus.

10.	Comment: In footnote 1 to “Ashmore’s Prior Performance of Similar Accounts Relating to the Ashmore Emerging Markets Currency Fund,” please confirm that the inception date provided is correct.

Response: The Trust confirms that the date range provided in the noted footnote reflects the correct inception date of the Composite and Index.

* * * * *

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Walker, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP

Jeremy C. Smith, Ropes & Gray LLP